                                                          CUSIP No. 31865210413D



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         The First Australia Fund, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                    318652104
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                              (Continued on the following pages)

                                                          CUSIP No. 31865210413D



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                  (Continued on following pages)

                                                          CUSIP No. 31865210413D

- -------------------------------------------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laurence Freedman
      I.R.S. No.
- -------------------------------------------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                            (b) [ ]

- -------------------------------------------------------------------------------------------------------------------

3     SEC USE ONLY

- -------------------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      AF, PF

- -------------------------------------------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- -------------------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
- -------------------------------------------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   2,053,654
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           2,053,654
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,053,654

- -------------------------------------------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]
- -------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.9%

- -------------------------------------------------------------------------------------------------------------------

                                            (continued on the following pages)

                                                          CUSIP No. 31865210413D


14    TYPE OF REPORTING PERSON
      IN
- -------------------------------------------------------------------------------------------------------------------

                                              (Continued on the following pages)

                                                          CUSIP No. 31865210413D

- -------------------------------------------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian Sherman
      I.R.S. No.
- -------------------------------------------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                            (b) [ ]

- -------------------------------------------------------------------------------------------------------------------

3     SEC USE ONLY

- -------------------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      AF, PF

- -------------------------------------------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- -------------------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
- -------------------------------------------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   2,053,654
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           2,053,654
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,053,654

- -------------------------------------------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]
- -------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.9%

- -------------------------------------------------------------------------------------------------------------------

                                              (continued on the following pages)

                                                          CUSIP No. 31865210413D


14    TYPE OF REPORTING PERSON
      IN
- -------------------------------------------------------------------------------------------------------------------

                                              (Continued on the following pages)

                                                          CUSIP No. 31865210413D

- -------------------------------------------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EquitiLink Limited
      I.R.S. No.
- -------------------------------------------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                            (b) [ ]

- -------------------------------------------------------------------------------------------------------------------

3     SEC USE ONLY

- -------------------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      WC

- -------------------------------------------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- -------------------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New South Wales, Australia
- -------------------------------------------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   377,900
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           377,900
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2.2%

- -------------------------------------------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]

- -------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.2%

- -------------------------------------------------------------------------------------------------------------------

                                                         CUSIP No. 31865210413D


14    TYPE OF REPORTING PERSON
      HC, CO
- -------------------------------------------------------------------------------------------------------------------

                                                          CUSIP No. 31865210413D

- -------------------------------------------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EquitiLink U.S.A., Inc.
      I.R.S. No. 521635331
- -------------------------------------------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                            (b) [ ]

- -------------------------------------------------------------------------------------------------------------------

3     SEC USE ONLY

- -------------------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      AF

- -------------------------------------------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- -------------------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
- -------------------------------------------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
 NUMBER OF
   SHARES                  None
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
    EACH                   1,624,627
  REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                   None
                      10   SHARED DISPOSITIVE POWER

                           1,624,627
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,624,627

- -------------------------------------------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]
- -------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.5%

- -------------------------------------------------------------------------------------------------------------------

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                                                          CUSIP No. 31865210413D

14    TYPE OF REPORTING PERSON
      CO
- -------------------------------------------------------------------------------------------------------------------

                                                          CUSIP No. 31865210413D


                            Statement on Schedule 13D

           This Amendment No. 3 amends and supplements Items 3 and 5 of the
Schedule 13D of the Reporting Persons with respect to the shares of common stock, par value $.01 per share, of The First Australia Fund, Inc. (the "Fund") as originally filed on April 1, 1999 and as amended by Amendment No. 1 thereto filed on July 9, 1999 and Amendment No. 2 thereto filed on August 27, 1999.

           Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is hereby amended to add the following information:

                The shares of Common Stock acquired by EquitiLink Limited and reported in this Amendment No. 3 were acquired for an aggregate purchase price of approximately $1.5 million, all of which came from working capital of EquitiLink Limited.

                Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby restated in its entirety as set forth below:

                Item 5. Interest in Securities of the Fund.

                      (a) The Reporting Persons beneficially own an aggregate of 2,058,219 shares of Common Stock, constituting approximately 12.0% of the outstanding shares of Common Stock (computed on the basis of 17,189,998 shares of Common Stock outstanding as of April 30, 1999 as reported in the Fund's Semi-Annual Report to the SEC on Form N-30D for the six months ended April 30, 1999). In the aggregate, all persons named in Item 2 and Annex A hereto, which is incorporated herein by reference, beneficially own 2,058,219 shares of Common Stock, which represents 12.0% of the outstanding shares of Common Stock.

                      (b) Each of Laurence Freedman, Brian Sherman and Richard Strickler owns 4,000, 4,000 and 565 shares of Common Stock, respectively, with sole voting and dispositive power for all such shares. Messrs. Freedman and Sherman each share voting and dispositive power with each of EquitiLink U.S.A., EIML and EquitiLink Limited, with respect to 1,624,627, 47,127 and 377,900 shares of Common Stock, respectively.

                      (c) During the past sixty days, EquitiLink Limited has purchased a total of 185,200 shares of Common Stock in open-market transactions on the American Stock Exchange, as set forth below:

                                                          CUSIP No. 31865210413D

                Date                 Number of Shares           Price per Share
                ----                 ----------------           ---------------
           August 27, 1999                20,000                     $7.8731
           August 30, 1999                32,000                     $7.8320
           September 8, 1999               5,400                     $7.8750
           September 9, 1999              16,500                     $7.9375
           September 10, 1999              3,000                     $7.9375
           September 14, 1999              5,800                     $7.9267
           September 15, 1999              6,900                     $7.9022
           September 16, 1999             17,200                     $7.8750
           September 17, 1999             10,000                     $7.8750
           September 20, 1999             13,800                     $7.8125
           September 21, 1999              7,900                     $7.8710
           September 22, 1999             11,000                     $7.8693
           September 23, 1999              6,400                     $7.8584
           September 24, 1999                400                     $7.8125
           September 27, 1999              6,700                     $7.8125
           September 28, 1999             22,200                     $7.6250

         (d) Not applicable.

         (e) Not applicable.

                                                          CUSIP No. 31865210413D


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:   September 30, 1999

                                        Laurence Freedman


                                          /s/ Laurence Freedman


                                        Brian Sherman


                                          /s/ Brian Sherman


                                        EQUITILINK LIMITED


                                   By:    /s/ Barry Sechos
                                          Name:  Barry Sechos
                                          Title:    Director


                                        EQUITILINK U.S.A., INC.


                                   By:    /s/ Richard P. Strickler
                                          Name: Richard P. Strickler
                                          Title:    Managing Director